SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      INTERNATIONAL BANCSHARES CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   459044 103
                                 (CUSIP Number)

                                Cary Plotkin Kavy
                            Cox & Smith Incorporated
                            112 E. Pecan, Suite 1800
                            San Antonio, Texas 78205
                                 (210) 554-5500
                       (Name, Address and Telephone Number
                         of Person authorized to Receive
                           Notices and Communications)

                                    August 7, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this form because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person (i) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (ii) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

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CUSIP No. 459044 103

1.    Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
      Persons:

               ALICIA M. SANCHEZ

2.    Check the Appropriate Box if a Member of a Group

        (See Instructions) (a) ______       (b)    X

3.    SEC Use Only

4.    Source of Funds (See Instructions) N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization        UNITED STATES

                                   7. Sole Voting Power                1,619,301

Number of Shares

Beneficially Owned by              8. Shared Voting Power              N/A

Each Reporting Person

With:                              9. Sole Dispositive Power           1,619,301

                                  10. Shared Dispositive Power        N/A

11.   Aggregate Amount Beneficially Owned by Each

        Reporting Person                                               1,619,301

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11)              18.51%

14.   Type of Reporting Person (See Instructions)                IN

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THIS AMENDMENT NO. 2 TO SCHEDULE 13D STATEMENT (THE "AMENDED STATEMENT")
RELATING TO COMMON STOCK, PAR VALUE $1.00 PER SHARE (THE "COMMON STOCK"), OF INTERNATIONAL BANCSHARES CORPORATION, A DELAWARE CORPORATION (THE "ISSUER"), IS FILED AS AN AMENDMENT TO THE ORIGINAL SCHEDULE 13D, AS AMENDED, OF THE PERSON REPORTING HEREUNDER (THE "STATEMENT") AND SHOULD BE READ IN CONJUNCTION THEREWITH. THE STATEMENT IS AMENDED ONLY TO THE EXTENT PROVIDED HEREIN.

CUSIP No. 459044 103

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the Common Stock, par value $1.00 per share ("Common Stock"), of International Bancshares Corporation, a Delaware corporation (the "Issuer"). The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934.

        The address of the principal executive offices of the Issuer is 1200 San Bernardo Avenue, P. O. Drawer 1359, Laredo, Texas 78042-1359.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed on behalf of Alicia M. Sanchez ("Mrs. Sanchez"). By reason of her appointment by Letters Testamentary dated May 11, 1992, Mrs. Sanchez, as Independent Executrix of the Estate of Antonio R. Sanchez, Sr. ("Mr. Sanchez"), became the beneficial holder of 552,727 shares of Common Stock of the Issuer which shares represented 19.81% of the outstanding shares of Common Stock of the Issuer on that date. On August 4, 1993, in connection with the distribution of the Estate of Mr. Sanchez, the nature of Mrs. Sanchez' beneficial ownership of such shares changed, as described in the Amendment No. 1 to Schedule 13D filed August 12, 1993, due to the disposition of certain of the shares from the Estate of Mr. Sanchez to various trusts, for which Mrs. Sanchez is sole trustee.

        On August 7, 1996, Mrs. Sanchez' beneficial ownership of such shares changed again when Mrs. Sanchez formed a Texas family limited partnership, SANTIG, Ltd. (the "Partnership"), as part of her estate planning activities. In connection with the formation of the Partnership, Mrs. Sanchez, in her capacity as sole trustee and beneficiary of the Sanchez Spousal Trust, caused the trust to contribute 335,000 shares of Common Stock of the Issuer as partial consideration for the receipt of a limited partnership interest in the Partnership, as further described in Item 5 below.

        Mrs. Sanchez caused 21,215 shares of Common Stock of the Issuer to be transferred from the Sanchez Spousal Trust to the George Sanchez Non-Exempt Trust in December 1993. In the interim since the previous Schedule 13D filing, due to various stock dividends and repurchases by the Issuer, the aggregate

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number of shares of Common Stock of the Issuer beneficially held by Mrs. Sanchez was adjusted to its current amount of 1,619,301 shares, or 18.51% of the shares of Common Stock of the Issuer outstanding at August 31, 1996. The residence address for Mrs. Sanchez is 2119 Guerrero Street, Laredo, Texas 78040.

        Mrs. Sanchez is not employed.

        During the last five (5) years, Mrs. Sanchez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which, she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mrs. Sanchez is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No change.

ITEM 4. PURPOSE OF TRANSACTION.

        No change.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Mrs. Sanchez, as Independent Executrix and in her individual capacity, beneficially owned a total of 829,088 shares of Common Stock of the Issuer as of May 11, 1992, which constituted 19.81% of the Issuer's issued and outstanding Common Stock as of that date. As described in Amendment No. 1 to Schedule 13D, filed August 12, 1993, Mrs. Sanchez' interest in the shares changed on August 4, 1993 due to the disposition of certain of the shares from the Estate of Mr. Sanchez to various trusts, for which Mrs. Sanchez was sole trustee. Mrs. Sanchez caused 21,215 shares of Common Stock of the Issuer to be transferred from the Sanchez Spousal Trust to the George Sanchez Non-Exempt Trust in December 1993. As described in Item 3 above, the nature of Mrs. Sanchez' interest in the shares changed again in August 1996 due to transfers of securities from one of such trusts to a Texas family limited partnership for estate planning purposes. The current interest of Mrs. Sanchez in the securities is described below:

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                                                    Common Stock    Percentage
     Holder                                            Held          Ownership
     ------                                         ---------          -----
Sanchez Spousal Trust (1) ..........................  638,197          7.29%
Sanchez Marital Trust (1) ..........................  329,356          3.76%
Iris Sanchez Stewart Non-Exempt Trust (2) ..........   17,512          0.20%
Iris Sanchez Stewart Exempt Trust (2) ..............   29,472          0.34%
George Sanchez Non-Exempt Trust (2) ................   46,987          0.54%
1988 Spendthrift Trust (2) .........................  222,777          2.55%
SANTIG, Ltd.(3) ....................................  335,000          3.83%
                                                    ---------          -----
                                    TOTAL: .........1,619,301         18.51%
---------------

(1) Mrs. Sanchez is the sole trustee and beneficiary of the indicated trust.

(2) Mrs. Sanchez is the sole trustee of the indicated trust, and a member of her immediate family not residing with her is the beneficiary of the trust.

(3) Mrs. Sanchez is the Managing General Partner of, and has a 1% general partner interest in, the indicated limited partnership. The Sanchez Spousal Trust and Sanchez Marital Trust hold 66.39% and 31.71% limited partnership interests, respectively, of the indicated limited partnership.

Mrs. Sanchez has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these shares.

        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by Mrs. Sanchez.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        No contracts, arrangements, understandings or relationships (legal or otherwise) exist between Mrs. Sanchez and any person with respect to the Common Stock of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies. None of the securities beneficially owned by Mrs. Sanchez are pledged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        No material is required to be filed as an exhibit hereto.

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:  October 4, 1996

                                            /s/ ALICIA M. SANCHEZ
                                                Alicia M. Sanchez

                                   ATTENTION:

        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)